August 28, 2025

Qingfeng Wu
Chief Executive Officer
Bgin Blockchain Limited
#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051

       Re: Bgin Blockchain Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed August 1, 2025
           File No. 333-285108
Dear Qingfeng Wu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Fiscal Years ended December 31, 2024 and December 31, 2023, page 93

1.     In your mining revenue discussion on page 93 you disclose that you owned
46,989
       mining machines at December 31, 2024, of which 37,864 units were in operation and
       9,125 units were idle and not operating. On page 94, you disclose that on average you deployed 13,241 mining machines during the year ended December 31, 2024.
On
       page 127, you disclose that on the date of your prospectus you owned 70,739 mining machines with only 23,016 units in operation and 47,723 units not operating. Please address the following:
           Tell us why mining machines in operation declined from December 31, 2024 to
 August 28, 2025
Page 2

           the date of your prospectus and why units not in operation have increased over the same period.
             Tell us whether or not the decline in mining machines in operation and the increase in units not in operations are indicative of trends.
             Tell us your consideration for disclosing the cause of the decline and the impact on future results or tell us where you made this disclosure in your filing.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Ying Li